[PEMEX LOGO]


                                      SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT
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                              BULLETIN No. 36/2004

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                                                                DATE: 02/11/2004



        During the first ordinary meeting of this year, the Board of Directors of Petroleos Mexicanos, presided by the Secretary of Energy, Felipe Calderon Hinojosa, approved the appointments of Moises Orozco Garcia and Juan Carlos Soriano Rosas as Corporate Director of Administration and General Counsel of Petroleos Mexicanos, respectively.

        Moises Orozco Garcia graduated in Economics from the Instituto Tecnologico Autonomo de Mexico (ITAM) and obtained a Masters Degree in Quantum Economics for Development from the University of Warwick, England.

        During his professional trajectory, he has worked as Deputy Director for Poverty Programs Analysis, Director of Public Politics Analysis and Director General of Macroeconomic Analysis in the Ministry of Social Development and Director General of Special Projects in the Ministry of Energy.

        Within Petroleos Mexicanos he has worked as Advisors Coordinator for the Director General of Pemex-Petrochemicals; Corporate Associate Managing Director of Planning and Executive Advisor in the Advisors Coordination Office within the Chief Executive Office of the company.

        At an academic level, Orozco Garcia taught the subjects of "Company's Economics" and "Energetics' Economics" in the Economics Department and he is currently a professor of the Masters Degree course on Public Politics in the ITAM and author of various publications.

        On the other hand, Juan Carlos Soriano Rosas is an attorney at law from the Universidad Iberoamericana, with a specialization in Labor Laws in the Panamericana University and obtained a Masters Degree in Banking Law at the University of Chuo, Tokyo, Japan.

        Soriano Rosas worked as Head of Legal and Administrative Affairs in Banco de Mexico and, in the Ministry of Finance and Public Credit, as Director of Legal Studies for the Arrangement of the Development Planning Unit and Advisor to the Secretary.

        In the National Commission for the Retirement Savings System, he was Director General of Legal Affairs and Vice President of Regulation and Supervision, as well as Legal Advisor of various national and foreign companies.

        Furthermore, he has performed advising activities regarding Economic Competition, Patents, Trademarks and Legal Aspects related to information technology and has had under his responsibility civil, mercantile, labor, fiscal and administrative litigations.

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